                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                PROSOURCE, INC.
                                (Name of Issuer)

                             CLASS  A COMMON STOCK
                         (Title of Class of Securities)

                                  743479 10 7
                                 (CUSIP Number)

                                ONEX CORPORATION
                               CANADA TRUST TOWER
                          161 BAY STREET - 49TH FLOOR
                        TORONTO, ONTARIO M5J 2S1 CANADA
                          ATTENTION: EWOUT R. HEERSINK
                                 (416) 362-7711
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   COPIES TO:

                            JOEL I. GREENBERG, ESQ.
                  KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                425 PARK AVENUE
                           NEW YORK, NEW YORK  10022
                                 (212) 836-8000

                               NOVEMBER 15, 1996
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].





                                                           Page 1 of 37 pages.
                                                      Exhibit Index on page 16.

                                 SCHEDULE 13D

---------------------------------                               -----------------------------------
CUSIP No.       743479  10  7                                   Page    2       of  37    Pages
          -----------------------                                    -------       -----
---------------------------------                               -----------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Onex  DHC  LLC
-----------------------------------------------------------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a) [ ]
                                                                                                                        (b) [ ]
-----------------------------------------------------------------------------------------------------------------------------------
 3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

                WC
-----------------------------------------------------------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

-----------------------------------------------------------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Wyoming
-----------------------------------------------------------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
   NUMBER OF
                                - 0 -
    SHARES      -------------------------------------------------------------------------------------------------------------------
                 8      SHARED VOTING POWER
 BENEFICIALLY           5,072,000 shares of Class A Common Stock, including [i] 500,000 shares of Class A Common Stock acquired on November 15, 1996, requiring filing of this Statement (the "Class A Shares"), and (ii) 4,572,000
   OWNED BY             shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.
                -------------------------------------------------------------------------------------------------------------------
     EACH        9      SOLE DISPOSITIVE POWER

  REPORTING                     - 0 -
                -------------------------------------------------------------------------------------------------------------------
    PERSON      10      SHARED DISPOSITIVE POWER
                        5,072,000 shares of Class A Common Stock, including [i] the 500,000 Class A Shares, and [ii] 4,572,000
     WITH               shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common  Stock.
-----------------------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,072,000 shares of Class A Common Stock, including [i] the 500,000 Class A Shares, and [ii] 4,572,000 shares of Class A
        Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B
        Common Stock is presently convertible into a share of Class A Common Stock.
-----------------------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                              [ ]

-----------------------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        63.6% of the Issuer's shares of Class A Common Stock, assuming conversion of all of the Reporting Person's shares of
        Class B Common Stock into Class A  Common Stock. 73.6% of the combined voting power of the Issuer's shares of Class A
        Common Stock and Class B Common Stock; each share of Class A Common Stock is entitled to one vote and each share of
        Class B Common Stock is entitled to ten votes.
-----------------------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                00
-----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                         2 of 37

                                 Schedule 13D

---------------------------------                               -----------------------------------
CUSIP No.       743479  10  7                                   Page    3       of   37    Pages
          -----------------------                                    -------       -----
---------------------------------                               -----------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Onex Corporation
-----------------------------------------------------------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a) [ ]
                                                                                                                        (b) [ ]
-----------------------------------------------------------------------------------------------------------------------------------
 3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*
                AF
                WC
-----------------------------------------------------------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

-----------------------------------------------------------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Ontario, Canada
-----------------------------------------------------------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
   NUMBER OF
                                - 0 -
    SHARES      -------------------------------------------------------------------------------------------------------------------
                 8      SHARED VOTING POWER
 BENEFICIALLY
                        5,736,956 shares of Class A Common Stock, including [i] the 500,000 Class A Shares, and [ii] 5,236,956
   OWNED BY             shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.
                -------------------------------------------------------------------------------------------------------------------
     EACH        9      SOLE DISPOSITIVE POWER

  REPORTING                     - 0 -
                -------------------------------------------------------------------------------------------------------------------
    PERSON      10      SHARED DISPOSITIVE POWER

     WITH               5,736,956 shares of Class A Common Stock, including [i] the 500,000 Class A Shares, and [ii] 5,236,956 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.
-----------------------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,736,956 shares of Class A Common Stock, including [i] the 500,000 Class A Shares, and [ii] 5,236,956 shares of
        Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B
        Common Stock is presently convertible into a share of Class A Common Stock.
-----------------------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                              [ ]

-----------------------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        66.4% of the Issuer's shares of Class A Common Stock, assuming conversion of all of the Reporting Person's shares of Class B Common Stock into Class A Common Stock. 83.8% of the combined voting power of the Issuer's shares of Class A Common Stock and Class B Common Stock; each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
-----------------------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                CO
-----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                         3 of 37

                                 SCHEDULE 13D

---------------------------------                               -----------------------------------
CUSIP No.       743479  10  7                                   Page    4       of   37    Pages
          -----------------------                                    -------       ------
---------------------------------                               -----------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Gerald W. Schwartz
-----------------------------------------------------------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a) [ ]
                                                                                                                        (b) [ ]
-----------------------------------------------------------------------------------------------------------------------------------
 3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*
                AF
                WC
-----------------------------------------------------------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

-----------------------------------------------------------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Ontario, Canada
-----------------------------------------------------------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
   NUMBER OF
                                - 0 -
    SHARES      -------------------------------------------------------------------------------------------------------------------
                 8      SHARED VOTING POWER
 BENEFICIALLY
                        5,736,956 shares of Class A Common Stock, including [i] the 500,000 Class A Shares, and (ii) 5,236,956
   OWNED BY             shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.
                -------------------------------------------------------------------------------------------------------------------
     EACH        9      SOLE DISPOSITIVE POWER

  REPORTING                     - 0 -
                -------------------------------------------------------------------------------------------------------------------
    PERSON      10      SHARED DISPOSITIVE POWER
                        5,736,956 shares of Class A Common Stock, including [i] the 500,000 Class A Shares, and [ii] 5,236,956
     WITH               shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.
-----------------------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,736,956 shares of Class A Common Stock, including (i) the 500,000 Class A Shares, and (ii) 5,236,956 shares of
        Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B
        Common Stock is presently convertible into a share of Class A Common Stock.
-----------------------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                              [ ]

-----------------------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        66.4% of the Issuer's Class A Common Stock, assuming conversion of all of the Reporting Person's shares of
        Class B Common Stock into Class A Common Stock. 83.8% of the combined voting power of the Issuer's shares of
        Class A Common Stock and Class B Common Stock; each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
-----------------------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                IN
-----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                         4 of 37

Item 1.  Security and Issuer.

                 The securities to which this Statement on Schedule 13D relates are the shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of ProSource, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 550 Biltmore Avenue, 10th Floor, Coral Gables, Florida 33134.

Item 2.  Identity and Background.

                 (a), (b), (c) and (f). This Statement on Schedule 13D is being filed by Onex DHC LLC, a Wyoming limited liability company ("DHC"), Onex Corporation, an Ontario, Canada corporation ("Onex"), and Mr. Gerald W. Schwartz ("Mr. Schwartz"). DHC, Onex and Mr. Schwartz (together, the "Reporting Persons") are filing the statement jointly, pursuant to the provisions of Rule 13d-l(f)(l) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

DHC

                 DHC is a Wyoming limited liability company. DHC is a holding company through which Onex holds certain interests in its businesses. The address of the principal business and principal offices of DHC is 421 Leader Street, Marion, Ohio 43302. Information relating to the directors and executive officers of DHC is set forth on Schedule A hereto which is incorporated herein by reference.

Onex

                 Onex is an Ontario, Canada corporation. It is a diversified company that operates through autonomous subsidiaries, associated companies and strategic partnerships. The address of the principal business and principal offices of Onex is 161 Bay Street, P.O. Box 700, Toronto,





                                                             Page 5 of 37 pages.

Ontario, CANADA M5J 2S1. Information relating to the directors and executive officers of Onex is set forth on Schedule B hereto which is incorporated herein by reference. Onex is the direct and indirect beneficial owner of approximately 99% of the equity of DHC.

Mr. Schwartz

                 The principal occupation of Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex. The business address of Mr. Schwartz is 161 Bay Street, P.O. Box 700, Toronto, Ontario, CANADA M5J 2S1. Mr. Schwartz is a citizen of Canada. Mr. Schwartz is the indirect holder of all the issued and outstanding shares of Multiple Voting Shares of Onex, ownership which entitles Mr. Schwartz to elect sixty percent (60%) of the members of Onex's Board of Directors.

                 (d) and (e).     No Reporting Person, nor to the best
knowledge of each Reporting Person, any of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                 DHC purchased the 500,000 Class A Shares on November 15, 1996 for an aggregate purchase price of $7,000,000. DHC purchased 4,572,000 shares of Class B Common Stock, par value $.01 per share ("Class B Common Stock"), of the Issuer in several transactions between June 10, 1992 and February 1, 1996 for an aggregate purchase price of $45,720,000. Certain of such purchases were effected through affiliates and the shares purchased subsequently transferred to DHC. The source of funds for such purchases was the cash resources of DHC or such affiliates. Onex acquired 379,242 shares of Class B Common Stock on November 7, 1996 pursuant to conversion in full of approximately $3.8 million in outstanding convertible indebtedness owed to it by the Issuer. OMI Partnership Holdings, Ltd. ("OMI"), a





                                                           Page 6 of 37 pages.

wholly-owned subsidiary of Onex, acquired 285,714 shares of Class B Common Stock on November 15, 1996 for an aggregate purchase price of $4 million representing consideration for the agreement of OMI to relinquish its right to receive for an indefinite period an annual fee of approximately $800,000 for management services rendered to the Issuer.

Item 4.  Purpose of Transaction.

                 DHC acquired the Class A Shares for investment purposes. The Reporting Persons may from time to time acquire additional shares of Class A Common Stock or Class B Common Stock in the open market or in privately negotiated transactions, subject to availability of such shares at prices deemed favorable, the Issuer's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of their shares of Class A Common Stock or Class B Common Stock in the open market or in privately negotiated transactions subject to the restrictions referred to in Item 6.

                 Except as set forth above in the immediately preceding paragraph, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's





                                                             Page 7 of 37 pages.

business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                 (a) and (b). As of the date hereof, DHC beneficially owns 5,072,000 shares of Class A Common Stock, including (i) the 500,000 Class A Shares, and (ii) 4,572,000 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock. Such shares represent approximately 63.6% of the Issuer's shares of Class A Common Stock, assuming conversion of all of such Reporting Person's shares of Class B Common Stock into Class A Common Stock, and 73.6% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock.(1)

                 Onex, as the direct and indirect beneficial owner of approximately 99% of the equity of DHC, may be deemed to own beneficially 5,072,000 shares of Class A Common Stock, including the 500,000
Class A Shares and 4,572,000 shares of Class A Common Stock issuable upon conversion of Class B Common Stock referred to in the preceding paragraph. In addition, Onex beneficially owns (i) 379,242 shares of Class A Common Stock issuable upon conversion of Class B Common Stock acquired on November 7, 1996 pursuant to conversion in full of approximately $3.8 million in outstanding convertible indebtedness owed to it by the Issuer, and (ii) 285,714 shares of Class A Common Stock issuable upon conversion of Class B Common Stock acquired by OMI on November 15, 1996. Each share of Class B Common Stock is presently convertible into a share





__________________________________

(1) Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.

                                                             Page 8 of 37 pages.

of Class A Common Stock. Such shares represent, in the aggregate, approximately 66.4% of the Issuer's shares of Class A Common Stock, assuming conversion of all of such Reporting Person's shares of Class B Common Stock into Class A Common Stock, and 83.8% of the combined voting power of outstanding shares of Class
A Common Stock and Class B Common Stock. Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex and the indirect holder of all the issued and outstanding shares of Multiple Voting Shares of Onex, ownership which entitles Mr. Schwartz to elect sixty percent (60%) of the members of Onex's Board of Directors, and therefore may also be deemed to own beneficially such shares of Class A Common Stock and Class B Common Stock.

                 (c) Except as described herein, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2, has effected any transaction in shares of Class A Common Stock or Class B Common Stock during the preceding 60 days.

                 (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common Stock or Class B Common Stock representing more than 5% of such classes of common stock.

                 (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

                 Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Smith Barney Inc., as representatives of the several underwriters of the Issuer's initial public offering, entered into an Agreement, dated as of November 15, 1996 (the "Lock-up Agreements"), with each of DHC and Onex, see Exhibits 2 and 3, respectively, with respect to the shares of Class A Common Stock and Class B Common Stock (including any securities convertible into or exercisable or





                                                           Page 9 of 37 pages.

exchangeable for such shares) held by the Reporting Persons. Pursuant to the Lock-up Agreements, DHC and Onex agreed, subject to certain exceptions described therein, not to transfer or dispose of such shares on or prior to May 10, 1997.

                  Certain persons named in Item 2 are subject to a shareholders agreement restricting transfer of the shares of Class A Common Stock and Class B Common Stock held by them. See Schedule B.

Item 7.  Material to Be Filed as Exhibits.

                 1. Joint Filing Agreement, dated November 22, 1996, between DHC, Onex and Mr. Schwartz.

                 2. Agreement, dated as of November 15, 1996, among Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Smith Barney Inc., as Representatives of the Several Underwriters, and DHC.

                 3. Agreement, dated as of November 15, 1996, among Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Smith Barney Inc., as Representatives of the Several Underwriters, and Onex.

                 4. Amended and Restated Director Shareholders Agreement, dated as of November 15, 1996, among the Issuer, DHC and the individuals party thereto from time to time.

                 5. Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura Automotive Systems, Inc., filed with the Securities and Exchange Commission by Onex on September 10, 1996.

                 6. Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura Automotive Systems, Inc. filed with the Securities and Exchange Commission by Mr. Schwartz on September 10, 1996.



                                                           Page 10 of 37 pages.

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  November 25, 1996

                                  ONEX DHC LLC



                                  By:      /s/ Donald F. West
                                           ----------------------------------
                                           Name:   Donald F. West
                                           Title:  Authorized Signatory


                                  ONEX CORPORATION



                                  By:      /s/ Anthony Munk
                                           ----------------------------------
                                           Name:   Anthony Munk
                                           Title:  Authorized Signatory



                                  /s/ Anthony Munk
                                  -------------------------------------------
                                  Authorized Signatory for
                                  GERALD W. SCHWARTZ








                                                       Page 11 of 37 pages.

                                                                      SCHEDULE A


                      Directors and Executive Officers of
                              Onex DHC LLC ("DHC")

                                               PRESENT PRINCIPAL
NAME                BUSINESS ADDRESS        OCCUPATION OR EMPLOYMENT
----                ----------------        ------------------------
Donald F. West      421 Leader Street       Representative, and President of
                    Marion, Ohio 43302      Skyaire, Inc.

John D. Kelly       421 Leader Street       Representative, and President of
                    Marion, Ohio 43302      Na-Churs Plant Food Company

Ewout R. Heersink   161 Bay Street          Representative, and Vice President
                    P.O. Box 700            of Onex Corporation
                    Toronto, Ontario
                    Canada M5J 2S1





                                                        Page 12 of 37 pages.

                                                                      SCHEDULE B

1.       Directors and Executive Officers of Onex Corporation ("Onex")

                                                                   PRESENT PRINCIPAL
 NAME                             BUSINESS ADDRESS              OCCUPATION OR EMPLOYMENT
 ----                             ----------------              ------------------------
 Gerald W. Schwartz               161 Bay Street                Chairman of the Board,
                                  P.O. Box 700                  President, Chief Executive
                                  Toronto, Ontario              Officer and Director
                                  Canada M5J 2S1

 Ewout R. Heersink                161 Bay Street                Vice President and Chief
                                  P.O. Box 700                  Financial Officer
                                  Toronto, Ontario
                                  Canada M5J 2S1

 Mark L. Hilson                   161 Bay Street                Vice President
                                  P.O. Box 700
                                  Toronto, Ontario
                                  Canada M5J 2S1

 Anthony R. Melman              161 Bay Street                Vice President
                                  P.O. Box 700
                                  Toronto, Ontario
                                  Canada M5J 2S1

 Anthony Munk                    161 Bay Street                Vice President
                                  P.O. Box 700
                                  Toronto, Ontario
                                  Canada M5J 2S1

 John S. Elder, Q.C.              161 Bay Street                Secretary
                                  P.O. Box 700
                                  Toronto, Ontario
                                  Canada M5J 2S1

 Dan C. Casey                     Creson Corporation            Director, Chairman and Chief
                                  5255 Yonge Street             Executive Officer of Creson
                                  Suite 804                     Corporation, an Ontario real
                                  North York, Ontario           estate company
                                  Canada M2N 6P4

 Donald H. Gales                  Ellesmere Britannia           Director, Corporate Director
                                  P.O. Box 1698GT, Villa 639
                                  Grand Cayman Island
                                  British West Indies





                                                        Page 13 of 37 pages.

                                                                   PRESENT PRINCIPAL
 NAME                             BUSINESS ADDRESS              OCCUPATION OR EMPLOYMENT
 ----                             ----------------              ------------------------
 Serge Gouin                      Le Groupe Videotron Ltee      Director, President and Chief
                                  300, ave Viger est            Operating Officer of Le Groupe
                                  Montreal, Quebec              Videotron Ltee, a Canadian
                                  Canada H2V 2T6                television company

 Brian M. King                    69 Sherwood Avenue            Director, Corporate Director
                                  Scarborough, Ontario
                                  Canada M1R 1N6

 J. William E. Mingo, Q.C.        Stewart McKelvey              Director, Partner at Stewart
                                  Stirling Scales               McKelvey Stirling Scales, a law
                                  1959 Upper Water St.          firm in Halifax, Nova Scotia
                                  10th Floor
                                  Halifax, Nova Scotia
                                  Canada B3J 2X2

 J. Robert S. Prichard, O.C.      University of Toronto         Director, President of the
                                  Kings College Circle          University of Toronto
                                  Simcoe Hall, Room 206
                                  Toronto, Ontario
                                  Canada M5S 1A1

 R. Geoffrey P. Styles*           Royal Bank Plaza              Director, Corporate Director
                                  Suite 3115,
                                  South Tower
                                  Toronto, Ontario
                                  Canada M5J 2J5

 Arni C. Thorsteinson             Shelter Canadian Properties   Director, President of Shelter
                                  Limited                       Canadian Properties Limited
                                  2600-7 Evergreen Place
                                  Winnipeg, Manitoba
                                  Canada R3L 2T3





__________________________________

* Shares of Class B Common Stock held by Mr. Styles are subject to restrictions on transfer set forth in a Director Shareholders Agreement described in Part 2 of this Schedule B.

                                                        Page 14 of 37 pages.

2.       Director Shareholders Agreement.

                 The following is a summary of certain provisions of the Amended and Restated Director Shareholders Agreement among the Issuer, DHC and certain directors ("Director Holders") of the Issuer (the "Director Shareholders Agreement").

                 The Director Shareholders Agreement governs, among other things, the manner and means by which Class B Common Stock (and Class A Common Stock issuable upon conversion of such shares of Class B Common Stock) held by the Director Holders at any time may be transferred. Pursuant to such Agreement, the transfer of such shares, including shares received upon the conversion of options, by Director Holders is prohibited except (i) to immediate family members (or to trusts for the exclusive benefit of the transferor or his immediate family members), or (ii) through the facilities of any securities exchange, provided that such sales do not occur within 180 days of any public offering of common stock of the Issuer.

                 The Director Shareholders Agreement terminates if Onex and its affiliates cease to hold in the aggregate 20% of the outstanding voting capital stock of the Issuer or if another person or group holds in the aggregate a greater percentage of the outstanding voting capital stock of the Issuer than Onex and its affiliates.





                                                        Page 15 of 37 pages.

                               Index to Exhibits

                                                                                           PAGE NO. IN
                                                                                            SEQUENTIAL
     EXHIBIT                                                                             NUMBERING SYSTEM
     -------                                                                             ----------------
        1.        Joint Filing Agreement, dated November 22, 1996 between                      17
                  DHC, Onex and Mr. Schwartz.

        2.        Agreement, dated as of November 15, 1996, among Morgan                        18
                  Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner
                  & Smith Incorporated and Smith Barney Inc., as Representatives
                  of the Several Underwriters, and DHC

        3.        Agreement, dated as of November 15, 1996, among Morgan                       21
                  Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner &
                  Smith Incorporated and Smith Barney Inc., as Representatives
                  of the Several Underwriters, and Onex.

        4.        Amended and Restated Director Shareholders Agreement, dated                  24
                  as of November 15, 1996, among the Issuer, DHC and the
                  individuals party thereto from time to time.




                                                          Page 16 of 37 pages.